RICHTER

BUREAU FAMILIAL | D'AFFAIRES
BUSINESS | FAMILY OFFICE

# Report of Independent Registered Public Accounting Firm

To the Board of Directors of Desjardins Securities International Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Desjardins Securities International Inc. for the year ended December 31, 2023, which were agreed to by Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Desjardins Securities International Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2023. Management is responsible for Desjardins Securities International Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 to the Total Revenue amount of $2,077,020 reported on page 1, item 1 of Form SIPC-7 for the year ended December 31, 2023 and noted no difference.

2. Compared any adjustments reported on page 1, items 2, 3 and 4 of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 4e, net gain from securities in investment accounts, of $419,344 to the trial balance of the Company as at December 31, 2023, noting no difference.

   b. Compared deductions on line 4h, other revenue not related either directly or indirectly to the securities business, of $31,447 to the addition of the balances; gain and loss on foreign exchanges and interest income, as included in the trial balance of the Company as at December 31, 2023, noting no difference.

   c. Compared deductions on line 5a, total interest and dividend expense, of $10,189 to the trial balance of the Company as at December 31, 2023, noting no difference.

MONTRÉAL

1981 McGill College
Montréal QC H3A 0G6
514.934.3400

TORONTO

181 Bay St., #3510
Bay Wellington Tower
Toronto ON M5J 2T3
416.488.2345

CHICAGO

200 South Wacker Dr., #3100
Chicago, IL 60606
312.828.0800

RICHTER.CA

3.  Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a.  Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 7 and the General Assessment @ .0015 on page 2, line 8 of $1,616,040 and $2,424, respectively of the Form SIPC-7, noting no difference.

4.  Compared the current overpayments balance on page 2, item 9 of Form SIPC-7 and the overpayments applied on all 2023 SIPC-6 on page 2, line 11 of Form SIPC-7 with the respective cash disbursement records entries of $1,462.08 and $1,424.08, respectively, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of management and the board of directors of Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Richter LLP [1]

Montreal, Québec
February 19, 2024

[1]CPA auditor, public accountancy permit No. A129175